April 23, 2019
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Donald Field

Re:	IVERIC bio, Inc.
Ladies and Gentlemen:

Registration Statement on Form S-3

File No. 333-229978

Request for Acceleration
Pursuant to Rule 461 under the Securities Act of 1933, as amended, IVERIC bio, Inc. (formerly named Ophthotech Corporation) hereby requests acceleration of the effective date of its Registration Statement, as amended, on Form S-3 (File No. 333-229978), so that it may become effective at 4:30 p.m., Eastern time, on April 25, 2019, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Todd D.C. Anderman
Todd D.C. Anderman Vice President, General Counsel & Corporate Secretary